U.S. Securities and Exchange Commission
                          Washington, D.C. 20549




                                FORM 10-SB
                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                        SMALL BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934





                  COMPUTER RESOURCE TECHNOLOGIES, INC.
                 (Name of Small Business in its charter)





               DELAWARE                   EIN:  33-1009708
     (State or other jurisdiction of     (I.R.S. Employer Identification No.)
     Incorporation or organization)



     Corporate Address:  3609 S. Wadsworth Blvd, Suite 350,Lakewood, CO 80123
                 (Address of principal executive offices)



                  Issuer's telephone number:  (303) 991-2591
                  Issuer's facsimile number:  (303) 991-2598




     Securities to be registered under Section 12(b) of the Act: NONE Securities to be registered under Section 12(g) of the Act: COMMON STOCK
















                    COMPUTER RESOURCE TECHNOLOGIES, INC.
                            FORM 10-SB
                          TABLE OF CONTENTS


ITEM:                                                                       PAGE
----                                                                        ----

Introduction                                                                   3



PART I

   Item 1     Description of Business                                          3
   Item 2     Management's Discussion, Analysis, & Results of Operation       11
   Item 3     Description of Property                                         13
   Item 4     Security Ownership of Certain Beneficial Owners & Management    13
   Item 5     Directors, Executive Officers, Promoters, & Control Persons     14
   Item 6     Executive Compensation                                          16
   Item 7     Certain Relationships & Related Transactions                    16
   Item 8     Description of Securities                                       16



PART II

   Item 1     Market Price of & Dividends on Company's Common Equity & Related
              Shareholder Matters                                             17
   Item 2     Legal Proceedings                                               17
   Item 3     Changes in and Disagreements with Accountant                    17
   Item 4     Recent Sale of Unregistered Securities                          17
   Item 5     Indemnification of Directors and Officers                       18



PART III

   Item 1     Summary of Sales                                                19










PART I
------

INTRODUCTION: PURPOSE OF THE REGISTRATION STATEMENT
------------
The Company is filing this registration statement on a voluntary basis in order to: (1) provide current, public information to the investment community; and (2) to comply with the OTC Bulletin Board Eligibility Rule.


ITEM 1:  DESCRIPTION OF BUSINESS
--------------------------------

COMPANY BACKGROUND
------------------
Computer Resource Technologies, Inc. (The "Company" or "CRT") is a Delaware corporation. It was organized on January 29, 2001. It was originally organized under the name Bright Bridge Communication Networks, Inc. ("Bright Bridge") a wholly owned subsidiary of Prime Companies, Inc. ("Prime") for the purpose of engaging in the commercial development of up to four Local Multipoint Distribution Service ("LMDS") Licenses issued by the Federal Communications Commission to the Virginia Tech Foundation ("VTF").

Prime was formed in 1997 and is engaged in the telecommunications business. In November 2001 Prime entered into an agreement with VTF to commercially develop the Foundation's LMDS license in the Roanoke, Virginia area. In July 2002 Prime and VTF commenced operations of the business envisioned by the November 2001 agreement. The Company's operated under the name of Bright-Bridge Communications Networks, Inc. ("BBNC") In August 2002 the Company's fixed wireless broadband system began transmitting radio signals from a mountaintop overlooking the Roanoke Valley. In December 2002 service was launched on a beta test basis, and in January 2003 the system became commercially operational. During early 2003 competition among service providers in the Roanoke community dramatically increased, and the Company found itself in the midst of a "price war" competing with the local cable TV company and a local Competitive Local Exchange Company for customers at decreasing monthly prices for the service being offered. In August 2003, the Company determined that the Roanoke venture would not be a commercial success and the business was closed in September 2003. Prime then began evaluating several merger/acquisition opportunities for the Company in the telecommunications industry.

The officers of Prime had met with the principals of CRT in the spring of 2003 to discuss the possibility of working together to rapidly expand CRT's core business of dental technology products and services which include:
        (1) custom built computer hardware sales, installation, and service
        (2) network design, installation, and support
        (3) ergonomic mounting equipment sales, installation, and support
        (4) dental software sales, installation, and support
        (5) digital imaging product sales, installation, and support

No agreements were reached, but the parties agreed to stay in touch with each other. In June 2004, the parties commenced negotiations for the merger of CRT's business into Prime's subsidiary known at the time as BBNC. In August 2004, a Binding Letter of Intent was executed, outlining a plan for the two companies to merge and for the spin-off of Prime's ownership in the merged company to its approximately 1,200 shareholders. In September 2004, a formal Acquisition Agreement was executed; this agreement was subsequently superseded by the Agreement and Plan of Merger executed on December 1, 2004. The Certificate of Merger was executed on December 13, 2004 and filed with the Delaware Secretary of State on December 16, 2004. As per the Agreement, the Company's name was changed from Bright-Bridge Communications Networks, Inc. to Computer Resource Technologies, Inc. On February 1, 2005, Computer Resource Technologies, Inc. filed its application to conduct business in the State of Colorado as a foreign corporation.

The 3,953,320 common shares of the Company owned by Prime after the sale of 35,579,883 shares to the principals of CRT were distributed in December 2004 to the shareholders of record of Prime as of November 10, 2004. At closing of the Merger, there were 39,533,203 common shares outstanding.

EMPLOYEES
---------
CRT has its headquarters in Lakewood, Colorado. On January 1, 2003 CRT had 5 full time and 1 part time employees. On January 1, 2004 CRT had 11full time and 1part time employees. On January 1, 2005, CRT had 18 full time and 1 part time employees. It currently has lease on premises located at 4301 South Federal Blvd., Suite 113, Englewood, CO 80110.

THE BUSINESS OF THE COMPANY
---------------------------
Computer Resource Technologies, Inc. was organized to engage in the commercial development of an LMDS license in the Roanoke, Virginia marketplace. As described above, the business was not a commercial success and it was closed in August 2003. In December 2004 a merger was consummated and the Company's business is now as a product sales and service company. The basic product lines, which CRT owns, develops, produces, and sells, include computers and computer peripherals and are sold in the wholesale and retail markets. CRT was organized for the purpose of realizing profits resulting from the sales of computers, computer peripherals and the sales of services to Dental and Medical Offices. Utilizing Management's contacts and experience in the industry, the long-term goal of the Company is to expand its existing operational base through development of its products and services in larger markets.

The basis for the Company's business is custom-built computer hardware sales, network design and sales, installation, and ongoing support as well as software sales and support. Additional products include an exclusive line of custom designed ergonomic mounting equipment that includes LCD monitor and computer case mounting units.

In the medical services and products industry, like other businesses, expansion into new markets creates value to a company. The planned expansion allows the Company to not only increase revenues, but will also enable it to achieve a variety of economies of scale including reduced cost of goods sold through volume purchase discounts and increased margins on new territory revenues resulting from administrative overhead efficiencies.


NEW PRODUCTS & SERVICES
-----------------------
The Products and services offered by CRT are not new to the marketplace. The opportunity afforded CRT is the ability to offer a higher level of expertise and experience and at better pricing than generally available to the customers, coupled with superior customer service. Additionally, CRT has nearly exclusive distribution rights to a variety of dental technology products including Dental Insite Software and Mount Logic ergonomic mounting systems.


REVENUES
--------
The Company did not commence operations until June 2001 and did not generate any revenues nor expenses through June 30, 2001. After June 30, 2001, and continuing through its merger in December 14, 2004 the Company had no revenues. Beginning on December 14, 2004 and continuing through December 31, 2004 the company had revenues of $ 538,948.


RESEARCH AND DEVELOPMENT
------------------------
The Company has not had any expenditures for Research and Development. There have been no material customer sponsored research activities or expenditures.


GOVERNMENTAL REGULATION & APPROVAL
----------------------------------
The Company is operating as a products and sales company of computers and computer peripherals. The Company does not require governmental approval for any of its activities and has incurred no cost or expense with respect to compliance with federal, state and local environmental laws. No single customer has material effect on the Company's operations.


CURRENT ENVIRONMENT IN THE COMPANY'S MARKET
-------------------------------------------
Continued advances in dental technology ranging from digital x-rays and computerized charting to patient education and entertainment will ensure the ever- increasing demand for competent technology integrators with proven solutions.Of the more than 100,000 dentists in North America, less than half have computerized operators or utilize digital radiography technology. However, advances in the quality of these technologies coupled with significant price reductions over the past 2-3 years have spurred a significant increase in their demand. As a result, the demand for competent technology integrators with proven
solutions has increased as well.   The typical dental supply vendor that sells
these products does not have the in-house technical expertise to properly
install, test, and maintain these technologies.    Ultimately, these market
factors directly translate to increased opportunity for the Company. As previously outlined, the Company has built an experience team of professionals armed with proven and proprietary solutions.


THE COMPANY'S BUSINESS AND MARKETING STRATEGY
---------------------------------------------
The Company effectively markets its products and services in a number of ways. Primarily, these marketing and business strategies include:



Direct Sales Efforts:
---------------------
The Company has experienced significant growth since its inception through the direct marketing of its products and services by in-house sales representatives. The Company maintains in-house sales representation in Denver, Des Moines, Kansas City, Phoenix, St. Louis, and Columbus, OH.


Business Partnerships:
----------------------
The Company has developed several key business relationships with non-competing re-sellers of dental products. These relationships include national dental supply houses, regional dental technology resellers, as well as several national speakers and consultants. These relationships result in dozens of highly qualified leads every month. As a result, the Company has created an on-going source of qualified sales leads and will continue to actively maintain these existing relationships and to seek new ones at every opportunity. The Company's growing reputation as the leader and innovator in dental technology integration has enabled numerous new relationships to be forged in the past few months.

Dental Events:
--------------
The Company actively participates in numerous dental events and trade shows throughout the year. Typically, it will attend 6-10 large trade shows and another dozen or so smaller regional events hosted by study clubs and other dental organizations. In 2005, the Company is scheduled to participate in 6 dental conventions and is currently scheduled to host another 5 regional events.

Direct Mailing of Catalogs and Brochures:
-----------------------------------------
Sophistication of database focus can result in a cost-effective and extremely high response rate to catalog mailings. Because CRT deals with a very specific market within a very specific industry, normally low response brochure and catalog mailers can yield results 4-5 times those typically achieved.

Cross Referrals and Cross Marketing:
------------------------------------
CRT also enjoys the benefits of working in an industry where the customers engage regularly in the practice of recommending products and/or companies to their peers. As on-line dental forums like DentalTown and others provide many of the customers with a forum for recommending CRT to hundreds of doctors they have never even met.

Cross marketing also plays an important role in the success of CRT's overall marketing success. CRT's full range of dental technology solutions typically leads to sales begetting sales. For example, computer hardware sales will lead to ergonomic mount sales or software sales and mount sales lead to hardware sales and software sales and so on. New products like the CRT annual service agreement add yet another service product directed specifically at the existing CRT customer base.

RISK FACTORS THAT MAY IMPACT THE SHAREHOLDERS INVESTMENT
--------------------------------------------------------
Shareholders of the Company should be aware that the ownership of the Company's shares involves certain investment considerations and risk factors, including those described below and elsewhere in this registration statement, which could adversely affect the value of their holdings. Neither the Company nor any other person is authorized to make any representations as to the future market value of the Company's stock.

Any Forward-looking statements contained in this registration document should not be relied upon as predictions of future events. Such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Investors are hereby notified that such information reflects the opinions of Company management as to the future. Investors should use their own judgment as to the significance of this information to their individual investment decisions.

Investment in the Company's Common Stock must be considered speculative due to a number of risk factors including, but not limited to, the limited history of trading in the Company's Common Stock in any Public Market. See "DESCRIPTION OF SECURITIES."

Control by the Management Might Limit Independent, Public Shareholder Influence
-------------------------------------------------------------------------------
The Chief Executive Officer and the Chief Financial Officer of the Company beneficially own approximately 80.5 % of the outstanding common stock of the Company. The remaining directors and other executive officers of CRT own approximately 7.8 % of the outstanding common stock of the Company. Accordingly, the Chief Executive Officer and Chief Financial Officer together, or along with the Board of Directors and other executive officers of CRT, may exercise control over the Company, including control over the election of directors, the appointment of officers, and the business policies, investments and future acquisitions, if any, of the Company. Public shareholders' interests may not be fully represented alongside the differing interests of management shareholders, if any. The large percentage of shares owned by these persons may have a limiting effect on the number of shares available for trading in the secondary market, which could have an adverse effect on price and liquidity.

Absence of Necessary Financing Could Disrupt Operations, Product Development, Growth Plans
------------
The Company intends to obtain the necessary interim and long-term financing
necessary  to  continue   operations,   to  fund  present  and  future   growth,
and to maintain the competitive position of its services and products in their markets. There is no guarantee that the Company will have the financial ability to meet all of those goals. The Company expects to raise additional capital from time to time by private placements of the Company's securities and capital contributed by industry partners and investors. To date the Company has not received any capital contributions from its industry partners. There can be no assurances that there will be any market for the Company's securities or that sufficient capital can be raised by any such private placements. If capital is not available, it may not be possible for the Company to grow existing product revenues or to operate profitably in any market. In such event, shareholders could lose their entire investment. See "MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS - Liquidity and Capital Resources".

Competitors' Strengths Could Force Price Reductions, Damage Profit Prospects
----------------------------------------------------------------------------
The markets for the Company's services and products are intensely competitive. The industry for example has more than many competitors and the ease of entry into the marketplace is very low. Many of the Company's present or prospective competitors have or may have substantially greater financial, technical, marketing and sales resources than the Company. There can be no assurance that the Company will be able to compete effectively in the future. If the Company is unable to compete effectively, shareholders could have a lower return on their investment or lose their entire investment.


Limited Prior Public Market & Restrictions on Free`Sale of Stock May Adversely Affect Stock Value & Liquidity
------------------------------
There is presently a limited public market for the Company's common stock and there can be no assurance that an active market will develop. The prices at which the shares trade will be determined by the market place and could be subject to significant fluctuations in response to many factors, including, among others, variations in the Company's quarterly operating results, changing economic conditions in the industries in which the subsidiaries participate, and changes in government regulations. In addition, the general stock market has in recent years experienced significant price fluctuations, often unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, may adversely affect the market price of the Company common stock. In the event of declining stock values and diminished liquidity, shareholders could lose their entire investment.

See "MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS."

Reductions in Sales, Profits, Growth Rates, Market Acceptance
-------------------------------------------------------------
The market for the Company's services and products in the dental technology industry in general, is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, and frequent new product introductions and enhancements. The introduction of hardware or software products embodying new technology and the emergence of new standards could have an adverse effect on the Company's present products and services under development. The Company's future success will depend upon its ability to enhance its present products as well as introduce new products that are responsive to technological developments, end-user requirements, and development market appeal. Any failure by the Company to develop new products and enhancements in a timely manner will have an adverse effect on the results of the Company's operations and could result in the Company's failure and the loss of shareholders' investment.

Risks of Loss on Investment, Failure to Achieve Growth Targets, Difficulty in Meeting Debt Service Requirements, Diminished Investor Confidence
-----------------------------------------------------------------
If a significant market for the Company's products and services do not develop, the Company's business may not grow according to the Company's expectations and shareholder's prospects for capital gain will be diminished.

Competitive Pricing Pressures May Increase the Risk of Loss of Investment
-------------------------------------------------------------------------
Competitive pricing pressures might bring about a reduction in the average price of the Company's products and services, resulting in a decrease in revenues and gross margins. Changes in product mix and other factors might also influence prices. If price reductions occur, the Company's revenues will decline unless it is able to offset these decreases by increasing its sales volumes. In addition, in order to maintain its gross margins, the Company must develop and introduce new products and product enhancements, and it must continue to reduce the development and distribution costs of its products. There is no assurance that the Company will succeed in implementing corrective action if any of these
declines occur.   Failure by the Company to implement successful pricing
strategies and/or to develop new products to meet these competitive pressures and/or to increase unit volumes could result in the Company's failure and the loss of shareholder's investment.

New Products May Contain Undetected Hardware & Software Errors & Increase Investment Risk
---------------
New products the Company develops and/or markets may contain undetected hardware and software errors, which could require significant expenditures of time and money to correct, harm its relationships with existing customers and negatively impact its reputation in the industry. If such problems should occur, and if the
Company  is  unable  to  rapidly  correct  any  such  problems,   there  may  be
consequences such as:

         Delay or loss of market acceptance of the Company's products Significant warranty or other liability claims
         Diversion resources from product development efforts
         Significant  customer  relations problems
         Loss of credibility in the market
         Inability to sell its products until any errors are corrected.
Any one or any combination of these consequences could result in a significant loss in value of shareholders' investment.

Quarterly Sales Fluctuations May Place Added Burden on Working Capital & Need for Additional Investment
-------------------------
Management believes that CRT's sales can fluctuate based on:

-The overall strength of the economy, timing, size and terms of customer orders, -Changes in customer buying patterns,
-Uncertainties associated with the introduction of any new product or product enhancement,
-The timing of the announcement and introduction of new products by the Company or its competitors
-The mix of products sold and the mix of distribution channels through which products are sold
-Deferrals of customer orders in anticipation of new products, services or product enhancement introduced by the Company or its competitors -Technological developments affecting the electronic-commerce, business-to-
  business, and manufacturing software markets

Any failure by the Company to obtain sufficient lines of credit to support these quarterly fluctuations, if any, could result in a decline in profitability and a loss of shareholder value.


Management of Future Acquisitions and Growth Will Require Additional Investment & May Exceed Company's Ability to Manage This Growth
----------------------------------------------------
The Company has embarked upon an ambitious growth plan including the accumulation of capital to finance entry into new markets. It will be necessary for the Company to attract, hire, and maintain new employees at many levels, including senior management, in order to achieve and support growth. The Company expects to include the public market for its securities as a basis for the development of key employee incentive compensation, savings, investment and retirement plans. There can be no assurance that the Company will be successful in any of these efforts, the failure of which could result in slower growth, a decline in profitability and a loss of shareholder value.

See "MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS."






Loss of Key Personnel or Inability to Hire Additional Qualified Personnel Might Result in Failure of the Company to Implement its Plans
-------------------------------------------------------
As with many small to medium sized businesses, reliance on key personnel Presents added risk. Temporary operation inefficiencies and losses can and often accompany the sudden loss of key personnel. Loss of the services of key management employees or inability to attract and retain qualified personnel or delays in hiring required personnel, particularly technical and sales personnel, could delay the development and introduction of, and negatively impact the Company's ability to sell its products. In addition to key management personnel, the Company's success depends on its ability to attract and retain highly skilled technical, managerial, marketing and other personnel. Competition for these personnel is intense. In recent years, there has been a strong demand for qualified skilled and unskilled employees in the areas where the Company's main operations are located, and in other areas where it operates. There is a risk that it will be unsuccessful in attracting and retaining the personnel it needs for its business. Failure to attract and retain such personnel could result in a decline in the Company's revenues and profits and a loss of investment by shareholders.


Reliance on Distribution Channel Increases Exposure From Competitors Strengths, Company's Financial Constraints
-------------------------------
The Company will rely on direct sales and independent distributors to sell its products. Distributors also represent other products that may either complement or compete directly with those of the subsidiaries. Independent choices by distributors concerning which products receive their principal attention, the development of new or enhanced products by competitors, the Company's relative ability to compete effectively with others in time-to-market comparisons and a large number of factors under the control of competitors and independent distributors may adversely effect the Company's future operating results. Failure to attract and retain good distributors and/or to implement more direct marketing efforts could result in a decline in the Company's revenues and profits and a loss of investment by shareholders.


Contingent Stock Issuances Might Increase Shareholder Dilution While Values Could Decline
-------------
Revenue and net income increases, if any, may obligate the Company to issue additional shares under future acquisition agreements. This increases the risk of dilution in shareholder value and imposes a risk of complete loss of shareholder value unless this factor is reversed or offset by the infusion of new capital.


FORWARD-LOOKING STATEMENTS
--------------------------
This Registration Statement of Computer Resource Technologies, Inc. includes forward- looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "1934 Act"). These statements are based on
management's beliefs and assumptions,   and   on   information   currently
available   to   management.  Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the 1934 Act1. This protection does not apply to statements made in an initial public offering. The Company will comply with its reporting requirements after this registration statement becomes effective.


REPORTS TO SERCURITY HOLDERS
----------------------------
The Company intends to provide all of its shareholders with an annual report of the Company's operations including comparative audited financial statements for the years ended December 31, 2003 and 2004. In the future the Company will provide all of its shareholders with un-audited quarterly reports and audited annual reports.

The public may read and copy any materials that the Company has on file with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file
electronically   with   the SEC.   The   SEC's   Internet   site   address   is
http://www.sec.gov. Prior to the date of this registration, the Company has not filed reports with the Securities and Exchange Commission. However, the Company will file such reports following the effectiveness of this registration statement.

The Company's Web Site address is http://www.c-r-t.com.


ITEM 2:  MANAGEMENT'S DISCUSSION & ANALYSIS & RESULTS OF OPERATIONS
-------------------------------------------------------------------


OVERVIEW
--------
The following discussion and analysis should be read in conjunction with the Company's Financial Statements and notes, thereto and the other financial information appearing elsewhere in this filing. In addition to historical information, the following discussion and other parts of this filing contain forward-looking information that involves risks and uncertainties. The Company's actual results could differ materially from those anticipated by such forward-looking information due to competitive factors, risks associated with the Company's expansion plans and other factors discussed herein.

The Company was incorporated on January 29, 2001 to engage in the commercial development of a LMDS license. As described above, the business was not a commercial success and was closed in August 2003. The December 2004 merger enabled the Company to enter the computer peripheral and service industry. The basic product lines, which CRT owns, develops, produces, and sells, include computers and computer peripherals and are sold in the wholesale and retail markets. CRT was organized for the purpose of realizing profits resulting from the sales of computers, computer peripherals and the sales of services to Dental and Medical Offices. Utilizing Management's contacts and experience in the industry, the long-term goal of the Company is to expand its existing operational base through development of its products and services in larger markets.

The basis for the Company's business is custom-built computer hardware sales, network design and sales, installation, and ongoing support as well as software sales and support. Additional products include an exclusive line of custom designed ergonomic mounting equipment that includes LCD monitor and computer case mounting units.

In the medical services and products industry, like other businesses, expansion into new markets creates value to a company. The planned expansion allows the Company to not only increase revenues, but will also enable it to achieve a variety of economies of scale including reduced cost of goods sold through volume purchase discounts and increased margins on new territory revenues resulting from administrative overhead efficiencies.


RESULTS OF OPERATIONS
---------------------
The Company has engaged Stonefield Josephson, Inc, as its independent auditor, and anticipates that an audit of its financial statements for the years ending December 31, 2003 and 2004, and the interim period ending March 31, 2005 will be completed during the third quarter of 2005. The Company anticipates filing interim and annual reports with the Securities and Exchange Commission on a timely basis in the future. Our unaudited revenues for the past three years are:

                                        2002               2003          2004
                                        ----               ----          ----
Sales                               $  161,965         $ 2,677,291   $ 4,004,630


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
The Company's cash position as of December 31, 2004 was $258,359.00.

The Company's accounts receivable as of December 31, 2004 was $486,116.00.

The Company's working capital as of December 31, 2004 was $175,000.

The Company had $1,188,497 in assets and $788,666 in liabilities as of December 31, 2004.

Shareholder's Equity as of December 31, 2004 was $399,831.00.

Management believes that funds will be available from operations to conduct its operations, and to satisfy its short term 2005 and 2006 operating requirements in the present mode of operation. In order to meet long-term cash flow requirements and to increase the levels of expenditure relating to product development and market expansion, the Company will seek to raise an aggregate of $1,000,000 through a private placement of shares of the Company's common stock. There can be no assurances that this effort to raise additional working capital will be successful and in the event that the Company is not successful, its ability to aggressively market its services and products will be limited. Any failure by the Company to develop new products and enhancements in a timely manner will have an adverse affect on the results of the Company's
operations  and  could  result  in  the  Company's   failure  and  the  loss  of
shareholders' investment.

ITEM 3:  DESCRIPTION OF PROPERTY
--------------------------------
All of the operations of the Company and its subsidiaries are conducted from office space at 4301 South Federal Blvd., Suite 113, Englewood, Colorado, 80110. The Company has a long term lease obligations on this property through the year 2006.



ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT
---------------------------------------------------------------------
As of December 31, 2004, the authorized capital stock of the Company consists of five hundred million (500,000,000) shares of common stock, par value one ten thousandth of a cent ($.0001) per share, and one hundred million (100,000,000) shares of preferred stock, of which thirty nine million five hundred thirty three thousand two hundred three (39,533,203) common shares are validly issued, fully paid, non-assessable and outstanding and none of which are issued in violation of the preemptive rights of any shareholder. There are no preferred shares issued or outstanding.

During 2002 the Company offered and issued one thousand shares of the Company's common stock to Prime Companies, Inc. and the Virginia Tech Foundation. In August 2003 when the commercial venture in Roanoke, Virginia was closed, VTF Transferred its shares to Prime. On August 20, 2004 the Company's Board of Directors and the sole shareholder authorized an increase in the authorized number of common shares from one hundred million to five hundred million, and an increase in the authorized number of preferred shares from none to one hundred million with a par value of $0.0001 per share.

On November 3, 2004 the Board of Directors and sole shareholder approved a 39,533.203 for one stock split, resulting in 39,533,203 shares outstanding. The Board of Directors and the sole shareholder on November 3, 2004 also authorized the Company to distribute 3,953,320 common shares of the Company ("Spin-off Shares") pro-rata to the approximately 1,200 individual shareholders of Prime of record on November 10, 2004 as a dividend-in-kind. There was no consideration paid in cash or otherwise by Prime shareholders for the Common Stock. There was no underwriter, and no commissions or fees that were paid. The securities were issued without registration under the Securities Act of 1933 (the "1933 Act") pursuant to Staff Legal Bulletin No. 4 dated September 16, 1997 and No-Action letters promulgated by the Securities and Exchange Commission ("SEC") relating to a "spin-off" transaction. As a result, the Company became separate from and no longer a wholly-owned subsidiary of Prime by virtue of a distribution of 10% of its shares to the shareholders of Prime.

The reasons why Prime spun off 10% of its ownership to its approximately 1,200 Shareholders are:

1) To provide access to financing for the development of CRT's business plan.
2) To fulfill its contractual obligation as per the BBNC-CRT Plan of Merger.
3) To provide CRT employees with common stock incentives based upon each employee's contribution to the success of the dental and medical technology integration business.
4) To enable and enhance the opportunity to facilitate CRT's ability to conduct business with its suppliers and customers.

See "RECENT SALES OF UNREGISTERED SECURITIES".

The following table sets forth, as of December 31, 2004 pro-forma after the effect of the spin-off, the beneficial ownership of the Company's outstanding shares of Common Stock by (i) the only persons who own of record or are known to own, beneficially, more than 1% of the Company's Common Stock; (ii) each director of the Company, (iii) each executive officer of the Company; and (iv) all directors and executive officers as a group.

           Name of                  Amount &
           Beneficial               Nature of                                             Par
Class      Owner:                   Interest      Percentages    Address                Value
-----      ----------               ---------     -----------    -------                -----
Common     Sherwood/Bourgeois, LLC  24,815,960     62.8%       7425 W. Radcliff Ave   $0.0001
                                                               Littleton, CO 80123

Common     Francis Albe              3,101,995      7.8%       22631 Eagle Drive      $0.0001
                                                               Elbert, CO 80106

Common     James R. Bradbury         6,979,489     17.7%       9684 W. Long Drive     $0.0001
                                                               Littleton, CO 80123

Common     Troy R. Bearden             682,439      1.7%       5508 Foxrun Drive      $0.0001
                                                               Parkville, MO 64152

Common     All Officers             35,579,883      90.0%

ITEM 5:  DIRECTORS & EXECUTIVE OFFICES, PROMOTERS & CONTROL PERSONS
-------------------------------------------------------------------
DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------
The Board of Directors of the Company currently consists of three members. The current members of the Board of Directors and the executive officers of the Company are:


       Name                  Age                      Title
       ----                  ---                      -----
Steve Shewrood                43            Chairman, CEO and Director

James R. Bradbury             41         CFO, Secretary, Treasurer and Director

Barry Bourgeois               44              VP Sales and Director

Francis Albe                  42        VP of Services Support and Director



Steve Sherwood, President    Mr. Sherwood has been involved in the development
and design of technology solutions since the early 80's. An experienced software developer and computer hardware expert, Steve has developed technology solutions for the Martin Marietta, Global Crossing, and Hewlett Packard. His vast technology experience also includes designing and writing a variety of high-end software applications including an automotive management system as well as telecommunication and conferencing applications.

Recently, Steve has completed design and development of the computerized Care Credit system for GE. The Care Credit system is now implemented throughout the dental community and provides a convenient source of funding for patient treatment.
Date of Birth:  08/05/1961


Barry Bourgeois, Director of Marketing   Mr. Bourgeois has been marketing and
selling technology solutions for over 20 years. In the early 80's, he teamed with Mr. Sherwood selling Garage Management Software to automotive repair shops throughout the country. This partnership continues to thrive today in Dental Insite Technologies

Currently, Mr. Bourgeois is responsible for the overall marketing efforts of the Company. His years of experience and understanding of technology and its use in the dental environment continue to benefit the Company as well as the customer they serve.
Date of Birth:  09/02/1960

James "Rusty" Bradbury, Director of Operations, CFO   Mr. Bradbury has over 13
years of experience working with technology oriented companies. In 1996, he founded Practice Logic, Inc. and provided technology solutions as well as management and financial consultation to numerous dental practices. In 2001, Practice Logic, Inc. merged with the Company and Mr. Bradbury joined the Company team as a managing partner. He holds a bachelors degree in Finance from Central Missouri State University and a Masters of Business Administration degree from Rockhurst College.

As Director of Operations, he is responsible for the overall management of business operations. His primary responsibilities include financial management, strategic planning, and the overall development and implementation of company business strategies.
Date of Birth:  11/30/63


Frank Albe, MCSE, and Chief Technology Officer   Mr. Albe has worked in the
technology field for over a decade and provides the technical backbone for Dental Insite Technologies. As a Microsoft(r) Certified Systems Engineer, Frank is responsible for ensuring the quality of our technology products and support as well as the personnel that provide them.

He is one of four managing partners and has years of experience in the installation and support of a variety of dental technologies including management software, computer hardware, network design and implementation, as well as digital imaging equipment and software.
Date of Birth:  02/05/1963


All Directors' terms of office extend until the annual meeting of the Company's shareholders following their election and until successors are elected and qualified. Executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. There are no family relationships between any of the Directors and executive officers, and there are no agreements or understandings pursuant to which any Director or executive officer is elected.



BOARD COMMITTEES
----------------
The Board of Directors presently has one standing committee, an Audit Committee. Rusty Bradbury and Steve Sherwood are members of the Audit Committee, which meets at least once per calendar quarter. The Board acts as a whole on all matters coming before it.



COMPENSATION OF DIRECTORS
-------------------------
The Company presently does not compensate its Board of Directors for any services provided as a director.


ITEM 6:  EXECUTIVE COMPENSATION
-------------------------------
The following table sets forth the cash compensation of each executive officer of the Company who received compensation in excess of $60,000 during the fiscal year ended December 31, 2004, and for all officers as a group during such fiscal year.

Name                          Position                    Compensation
----                          --------                    ------------
James R. Bradbury             CFO                             $120,000
Barry Bourgeois               VP Sales                        $120,000
Frank Albe                    Chief Technology Officer        $ 96,000
                                                              --------
All Officers as a group (3 persons)                           $336,000

The Company may adopt employee stock option or other incentive plans in the future for key employees.



ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
There are no related party transactions with the Company.



ITEM 8:  DESCRIPTION OF SECURITIES
----------------------------------
COMMON STOCK
------------
The Company is authorized to issue 500,000,000 shares of Common Stock, $0.0001 par value, of which 39,533,203 shares are outstanding as of December 31, 2004. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.



PART II


ITEM 1: MARKET PRICE OF &DIVIDENDS ON THE COMPANY'S COMMON EQUITY & RELATED SHAREHOLDER MATTERS
----------------------------
The Company's Common Stock has never been publicly traded and at the time of this filing, is not publicly traded. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board immediately upon the effectiveness of this Registration Statement. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

None of the holders of any shares of Common Stock of the Company are entitled to any registration rights.

The Company has not paid any dividends on its Common Stock and intends to retain all earnings for use in its operations and to finance the development and the expansion of its business. It does not anticipate paying any dividends on the Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the Company's operation and financial condition, among other factors.

As of December 31, 2004, there were approximately 1,200 holders of record of the Company's common stock.



ITEM 2:     LEGAL PROCEEDINGS
-----------------------------
The Company is not involved in any legal proceedings the resolution of which would have a material adverse effect on the business or financial condition of the Company.



ITEM 3:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT
-----------------------------------------------------
The Company has not changed its independent auditor within the Company's last two fiscal years or has not experienced disagreements on any matter of accounting principles or procedures or financial statement disclosures within the Company's last two fiscal years.




ITEM 4:     RECENT SALES OF UNREGISTERED SECURITIES
---------------------------------------------------
The Company was organized on January 29, 2001 to commercially develop LMDS licenses in Virginia issued to VTF. From August 2003 to November 2004 the Company was a wholly-owned subsidiary of Prime. On November 3, 2004 Prime authorized the Company to distribute 2,953,320 common shares of the Company ("Spin-off Shares") pro-rata to the approximately than 1,200 individual shareholders of Prime as a dividend-in-kind.

As part of the Agreement and Plan of Merger, Prime sold 35,579,883 shares of the Company to a Colorado corporation known as Computer Resource Technologies, Inc. As a result of the Colorado Corporation merging with the Company, the Company's name was changed from Bright-Bridge Communications Networks, Inc. to Computer Resource Technologies, Inc. As a result of the stock distribution to Prime's shareholders, and Prime's sale of the Company's shares, the Company became separate from and was no longer a wholly-owned subsidiary of Prime.

There was no consideration paid in cash or otherwise by Prime shareholders for the Common Stock. There was no underwriter, and no commissions or fees that were paid. The securities were issued without registration under the Securities Act of 1933 (the "1933 Act") pursuant to Staff Legal Bulletin No. 4 dated September 16, 1997 and No-Action letters promulgated by the Securities and Exchange Commission ("SEC") relating to a "spin-off" transaction. The Company has not claimed an exemption (other than compliance with Staff Legal Bulletin No. 4) as it does not consider the transaction to have been a sale.

The Spin-off Shares issued to the 1,200 individual shareholders of Prime, excluding control persons affiliated with Prime, do not carry restrictive legends. Generally, securities issued without registration under the 1933 Act are restricted and therefore subject to limitations on the ability of the holder to resell. Restricted shares may be sold only upon registration under the 1933 Act, pursuant to the provisions of Rule 144 or under some other exemption.

In general, under Rule 144, a person (or persons) whose shares are aggregated who has beneficially owned his or her restricted shares for at least one year, including persons who may be deemed "affiliates" of the Company, as that term is defined under the 1933 Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the over the counter market during the four calendar weeks preceding such sale. The sales also would be subject to the requirement that there be current information publicly available and that the issuer has filed all required  reports  under  the  1934  Act.  As  a  reporting  company  when  this registration statement becomes effective, the Company will satisfy this requirement. Equivalent information may be available through other sources (annual reports and press releases) prior to the time the Company's securities are registered. The sales must also be broker sales when the broker simply executes a sale, does not solicit offers to purchase and receives no more than the normal commission. In addition, a person who is deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by such person, and who has owned his or her restricted shares for at least two years, would be entitled to sell such shares under Rule 144 at any time without regard to the volume limitations and availability of public information.





ITEM 5:  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------
The Articles of the Company waive the personal liability of a director or officer for damages for breach of fiduciary duty except for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.

While the Articles provide directors and officers with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, the Articles will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director or officer's breach of his or her duty of care.

The Bylaws provide for indemnification of the directors and officers of the Company to the fullest extent permitted by applicable state law, as then in effect. The indemnification rights conferred by the Bylaws are not exclusive of any other right to which a person seeking indemnification may otherwise be entitled. The Company may also provide liability insurance for the directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers and may enter into an indemnification agreement with each of its directors. Under its form of indemnification agreement, the Company agrees to indemnify its directors against all expenses, liability or losses incurred by the directors in their capacity as such: (i) to the fullest extent permitted by applicable law; (ii) as provided in the Bylaws as in effect on the date of such agreement; and (iii) in the event the Company does not maintain the aforementioned insurance or comparable coverage, to the full extent provided in the applicable policies as in effect on the date of such agreement (the Company's obligations described in (ii) and being subject to certain exceptions). Contractual rights under such indemnification agreements are believed to provide the directors more protection than the Bylaws, which are subject to change.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the small business issuer (the Company) pursuant to the foregoing provisions, or otherwise, the small business issuer (the Company) has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.



PART III
--------

ITEM 1:  Summary of Sales
-------------------------
The Company has engaged Stonefield Josephson, Inc, as its independent auditor, and anticipates that an audit of its financial statements for the years ending December 31, 2003 and 2004, and the interim period ending March 31, 2005 will be completed during the third quarter of 2005. The Company anticipates filing interim and annual reports with the Securities and Exchange Commission on a timely basis in the future. Our unaudited revenues for the past three years are:

                                        2002               2003          2004
                                        ----               ----          ----
Sales                               $  161,965         $ 2,677,291   $ 4,004,630

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